

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

> **Re: The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-09700**

Dear Mr. Bettinger II:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Finance
